                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ______)*

                            Rocky Mountain Internet, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     774720 10 6
--------------------------------------------------------------------------------
                                    (CUSIP Number)

Mr. Douglas H. Hanson                            Jeffrey A. Bartholomew, Esq.
Rocky Mountain Internet, Inc.                    Futro & Associates, P.C.
1099 Eighteenth Street                           707 Seventeenth Street
30th floor                                       Suite 2900
Denver, Colorado  80202                          Denver, Colorado  80202
(303) 672-0700                                        (303) 295-3360

--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                   October 1, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         774720 10 6                                             Page 1
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Douglas H. Hanson


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            5,500,000
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    2,169,294
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  5,500,000

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,669,294

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         70.8%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.         774720 10 6                                             Page 2
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roy J. Dimoff


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            25,000
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    338,739
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  363,739

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         363,739

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.4%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.         774720 10 6                                             Page 3
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kevin R. Loud


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    466,600
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  466,600

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         466,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.         774720 10 6                                             Page 4
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jim D. Welch


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 /  /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    383,574
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  383,574

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         383,574

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                            Page 5
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Christopher K. Phillips


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    373,000
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  373,000

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         373,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                            Page 6
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Brian Dimoff


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    169,881
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  169,881

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         169,881

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.5%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                            Page 7
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul B. Davis


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            121,500
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    122,100
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  243,600

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         243,600

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                            Page 8
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mike Mara


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    137,500
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  137,500

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         137,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.         774720 10 6                                             Page 9
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monty Reagan


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    62,500
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  62,500

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                           Page 10
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tim Scanlon


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    62,500
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  62,500

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14  TYPE OF REPORTING PERSON

         IN

CUSIP No.          774720 10 6                                           Page 11
          -----------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Owen Scanlon


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) /X/

         (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS

         (not applicable)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                 / /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                    7    SOLE VOTING POWER
SHARES                            -0-
BENEFICIALLY
OWNED BY                     8    SHARED VOTING POWER
EACH REPORTING                    62,500
PERSON
WITH                         9    SOLE DISPOSITIVE POWER
                                  62,500

                             10   SHARED DISPOSITIVE POWER
                                  -0-


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         62,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                 /X/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.9%

14  TYPE OF REPORTING PERSON

         IN

ITEM 1.  SECURITY AND ISSUER.

    This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Rocky Mountain Internet, Inc., a Delaware corporation (the "Company"). The company's principal executive offices are located at 1099 Eighteenth Street, 30th Floor, Denver, CO 80202.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Schedule 13D is filed by the following persons (each, a "Reporting Person"):

         Mr. Douglas H. Hanson;
         Mr. Christopher K. Phillips;
         Mr. Jim. D. Welch;
         Mr. Kevin R. Loud;
         Mr. Brian Dimoff;
         Mr. Paul B. Davis;
         Mr. Mike Mara;
         Mr. Monty Reagan;
         Mr. Roy J. Dimoff;
         Mr. Tim Scanlon; and
         Mr. Owen Scanlon

    Exhibit A hereto, which is incorporated herein by this reference, sets forth, to the extent applicable, the name, citizenship, residence or business address, and present principal occupation or employment of each Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted. The Reporting Persons may be deemed to be members of a "group" because the Reporting Persons are parties to one or, in the case of Douglas H. Hanson, both of the two Shareholders' Voting Agreements and Irrevocable Proxies described in Item 4 below.

    To the best knowledge of each Reporting Person, during the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    As discussed in Item 4, below, as of October 1, 1997, Mr. Douglas H. Hanson obtained effective control of the Company by entering into a series of agreements, including, among others, an agreement for the purchase by Mr. Hanson of 1,225,000 shares of Common Stock from the Company for a purchase price of $2,450,000, or $2.00 per share, and the purchase of an additional 275,000 shares of Common Stock from four of the Company's shareholders, namely,

Messrs. Roy J. Dimoff, Christopher K. Philips, Jim D. Welch, and Kevin R. Loud, for an aggregate purchase price of $550,000, or $2.00 per share. Mr. Hanson also obtained warrants (the "Warrants") from the Company to purchase up to 4,000,000 shares of Common Stock for a period of 18 months after the issuance of the Warrants for an exercise price of $1.90 per share.

    The source of all of the consideration for the purchase by Mr. Hanson of the shares of Common Stock and the Warrants purchased from the Company and the shares of Common Stock purchased from Messrs. Dimoff, Phillips, Welch, and Loud was a loan made in the ordinary course of business by a bank as defined in
Section 3(a)(6) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). The identity of the bank has been omitted from this
Schedule 13D, pursuant to the rules and regulations of the Securities Exchange Act, at the request of Mr. Hanson, and the identity of the bank has been filed separately with the Securities and Exchange Commission. The loan bears interest at the rate of 192 basis points (i.e., 1.92%) above the London Interbank Offered Rate and has a term of two years. One-half of the outstanding principal, and accrued interest thereon, is payable in January 1998, and the remainder of the outstanding principal amount, and accrued interest thereon, is payable in January 1999. The loan is secured by a pledge of all of the shares of Common Stock that Mr. Hanson purchased from the Company and from Messrs. Dimoff, Phillips, Welch, and Loud and of income anticipated to be received by Mr. Hanson.

ITEM 4.  PURPOSE OF TRANSACTION.

    As of October 1, 1997, Mr. Douglas H. Hanson has obtained effective control of the Company by entering into a series of agreements, described in detail below, pursuant to which, among other things: (1) the Company issued and sold to Mr. Hanson 1,225,000 shares of Common Stock for a purchase price of $2,450,000, or $2.00 per share; (2) Mr. Hanson purchased 275,000 shares of Common Stock from four of the Company's shareholders, namely, Messrs. Roy J. Dimoff, Christopher
K. Philips, Jim D. Welch, and Kevin R. Loud, for an aggregate purchase price of $550,000, or $2.00 per share; (3) the Company agreed to issue to Mr. Hanson warrants (the "Warrants") to purchase 4,000,000 shares of Common Stock for an exercise price of $1.90 per share, subject to adjustment as described below; (4) the Company granted Mr. Hanson incentive stock options to purchase 222,220 shares of Common Stock for an exercise price of $2.25 per share and non-qualified stock options to purchase 377,780 shares of Common Stock for an exercise price of $1.00 per share (collectively, the "Options"); (5) Mr. Hanson obtained proxies from 10 shareholders of the Company to vote an aggregate of 2,169,294 shares of Common Stock held by such shareholders (which number includes shares of Common Stock of which such persons have the right to acquire beneficial ownership in the next 60 days through the exercise of warrants, options, and other rights), of which an aggregate of 1,223,174 can be voted for up to three years and the remainder can be voted only until the conclusion of the next meeting of shareholders at which directors are elected; and (6) Mr. Hanson was elected as a director and was elected the President, Chief Executive Officer, and Chairman of the Board of Directors of the Company. The Options are not exercisable until one year from the date of the grant thereof.

    The ten shareholders from whom Mr. Hanson obtained proxies are identified in Item 2, above. Mr. Phillips is a director of the Company, Mr. Loud is the Vice President - Business Development and the Secretary of the Company, and Mr. Roy
J. Dimoff was the President, Chief Executive Officer, and a director of the Company. Mr. Mara is the Vice President - Commercial Sales of the Company and Mr. Brian Dimoff is the Vice President - Customer Support Operations of the Company.

    A. Summary of Transactions.

    The following brief summary and description of certain provisions of the Stock Purchase Agreement between Douglas H. Hanson and Rocky Mountain Internet, Inc., dated as of October 1, 1997; the Stock Purchase Agreement between Douglas
H. Hanson and Roy J. Dimoff, dated as of October 1, 1997; the Stock Purchase Agreement among Douglas H. Hanson, Christopher K. Phillips, Jim D. Welch, and Kevin R. Loud, dated as of October 1, 1997; the Warrant Agreement between Rocky Mountain Internet, Inc. and Douglas H. Hanson, dated as of October 1, 1997; the Registration Agreement between Rocky Mountain Internet, Inc. and Douglas H. Hanson, dated as of October 1, 1997; the Shareholders' Voting Agreement and Irrevocable Proxy among Douglas H. Hanson, Christopher K. Phillips, Jim D. Welch, and Kevin R. Loud, dated as of October 1, 1997; and the Shareholders' Voting Agreement and Irrevocable Proxy among Douglas H. Hanson, Brian Dimoff, Paul B. Davis, Mike Mara, Monty Reagan, Roy J. Dimoff, Tim Scanlon, and Owen Scanlon, dated as of October 1, 1997, pursuant to which Mr. Hanson obtained effective control of the Company, do not purport to be complete summaries or descriptions thereof and are subject to and are qualified in their entirety by reference to such agreements, all of which are incorporated herein as exhibits by reference to the Company's current Report on form 8-K, dated October 6, 1997 (date of event reported: October 1, 1997).

    STOCK PURCHASE AGREEMENT BETWEEN DOUGLAS H. HANSON AND THE COMPANY

    Pursuant to a Stock Purchase Agreement between Mr. Hanson and the Company, dated as of October 1, 1997, the Company issued and sold to Mr. Hanson 1,225,000 shares of Common Stock for a purchase price of $2,450,000, or $2.00 per share.

    In connection with the execution of this Stock Purchase Agreement, the Board of Directors of the Company, in accordance with the Company's By-laws, increased the number of directors from three to five and elected Mr. Hanson, Mr. Reynaldo Ortiz, and Mr. D. D. Hock to be directors of the Company. Mr. Hanson was elected as the Company's President, Chief Executive Officer, and Chairman of the Board of Directors. Messrs. Ortiz and Hock were selected by Mr. Hanson, in accordance with the terms of this agreement, to be nominated and elected as directors of the Company. Contemporaneously with the election of Messrs. Hanson, Ortiz, and Hock, Roy J. Dimoff resigned as the President, Chief Executive Officer, and a director of the Company, and Gerald Van Eeckhout resigned as the Chairman of the Board of Directors but will remain as a director of the Company.

    STOCK PURCHASE AGREEMENT BETWEEN DOUGLAS H. HANSON AND ROY J. DIMOFF

    Pursuant to a Stock Purchase Agreement between Mr. Hanson and Roy J. Dimoff, dated as of October 1, 1997, Mr. Dimoff sold to Mr. Hanson 150,000 shares of Common Stock for a purchase price of $300,000, or $2.00 per share.
Contemporaneously with this purchase and sale, Mr. Dimoff resigned as a director and as President and Chief Executive Officer of the Company. In addition, as discussed below, Mr. Hanson entered into a Shareholders' Voting Agreement and Irrevocable Proxy with Mr. Dimoff and six other shareholders pursuant to which Mr. Hanson obtained the right to vote certain shares of Common Stock beneficially owned by Mr. Dimoff and such other shareholders.

    STOCK PURCHASE AGREEMENT AMONG DOUGLAS H. HANSON, CHRISTOPHER K. PHILLIPS, JIM D. WELCH, AND KEVIN R. LOUD

    Pursuant to a Stock Purchase Agreement among Douglas H. Hanson, Christopher K. Phillips, Jim D. Welch, and Kevin R. Loud, dated as of October 1, 1997, Mr. Hanson purchased 50,000 shares, 50,000 shares, and 25,000 shares of Common Stock from Messrs. Phillips, Welch, and Loud, respectively, for an aggregate purchase price of $250,000, in each case for $2.00 per share. In addition, as discussed below, Mr. Hanson entered into Shareholders' Voting Agreement and Irrevocable Proxy with Messrs. Phillips, Welch, and Loud pursuant to which Mr. Hanson obtained the right to vote certain shares of Common Stock beneficially owned by them.

    REGISTRATION AGREEMENT

    Contemporaneously with the execution of the agreements described above, the Company entered into an agreement with Mr. Hanson to register all of the shares of Common Stock purchased in the above-described transactions, i.e., those shares purchased from the Company and those purchased from Messrs. Dimoff, Phillips, Welch, and Loud, and the Warrants and shares of Common Stock that may be issued pursuant to the exercise of the Warrants. The Company has agreed, not later than thirty days after the closing of the transactions described above, to use its commercially reasonable best efforts to file a registration statement with the Securities and Exchange Commission for the registration of the shares of Common Stock, the Warrants, and the shares of Common Stock issuable upon exercise of the Warrants and to maintain the effectiveness of such registration statement for a period of one year. The Company believes that, during the period of effectiveness of such registration statement, Mr. Hanson may sell all or any of the shares of Common Stock or Warrants subject thereto without restriction.

    WARRANT AGREEMENT

    The Company entered into a Warrant Agreement with Mr. Hanson, dated as of October 1, 1997, pursuant to which it agreed, subject to obtaining shareholder approval for an increase in the authorized capital of the Company, to issue to Mr. Hanson the Warrants, which entitle the holder thereof to purchase up to 4,000,000 shares of Common Stock for an exercise price of $1.90 per share, for a period of 18 months from the date of issuance of the Warrants. As of the date of this Schedule 13D, the Company does not have a sufficient number of shares of its Common Stock authorized or reserved for issuance upon exercise of all of the Warrants. Accordingly, the Warrants have not been issued to Mr. Hanson, and the Company agreed that it would call a meeting of shareholders as soon as reasonably practicable following the date of the

Warrant Agreement for the purpose, among other things, of amending the Company's Certificate of Incorporation to increase the authorized capital of the Company. As a result of the purchase by Mr. Hanson of the shares of Common Stock described herein and the proxies, described below, obtained by Mr. Hanson, the approval of such amendment by the Company's shareholders is assured.

    The Warrants are subject to standard anti-dilution provisions and adjustments in the number of shares of Common Stock that can be issued (and the exercise price for which they can be issued) in the event of the payment by the Company of cash or non-cash dividends, reorganizations, and other extraordinary events.

    SHAREHOLDERS' VOTING AGREEMENT AND IRREVOCABLE PROXY

    Contemporaneously with the agreements described above, Mr. Hanson entered into a Shareholders' Voting Agreement and Irrevocable Proxy with Messrs. Phillips, Welch, and Loud pursuant to which Messrs. Phillips, Welch, and Loud granted to Mr. Hanson their proxies to vote certain shares of Common Stock owned by them as of the date of the agreement or acquired subsequent thereto (including shares of Common Stock of which Messrs. Phillips, Welch, and Loud have the right to acquire beneficial ownership in the next 60 days through the exercise of warrants, options, and other rights). The proxies terminate on the earlier of: (i) three years from the date of execution, i.e., October 1, 2000; or (ii) the date upon which any shares of Common Stock owned by the grantor of a proxy are sold, transferred, assigned, or otherwise disposed of (except by a pledge thereof) by such shareholder to a person other than: (A) a member of such shareholder's "immediate family," as such term is defined in Rule 16a-1(e) promulgated pursuant to the Securities Exchange Act, 17 C.F.R.
Section 240.16a-1(e), or (B) a trust for the benefit of any member of such shareholder's immediate family; provided, however, that the termination applies only to such shares of Common Stock as are sold, transferred, assigned, or otherwise disposed of to persons other than members of the shareholder's "immediate family." As of October 1, 1997 the number of shares of Common Stock subject to these proxies was 1,223,174.

    Mr. Hanson also entered into a Shareholders' Voting Agreement and Irrevocable Proxy with Mr. Brian Dimoff, Mr. Paul B. Davis, Mr. Mike Mara, Mr. Monty Reagan, Mr. Roy J. Dimoff, Mr. Tim Scanlon, and Mr. Owen Scanlon. The terms of such agreement are similar to those of the agreement with Messrs. Phillips, Welch, and Loud, except that the proxies granted pursuant to the agreement with these seven shareholders expire immediately after the first meeting of shareholders held after October 1, 1997 at which directors are elected and the proxies will not terminate upon transfer of the shares of Common Stock that are subject to the proxies. As of October 1, 1997, the number of shares of Common Stock subject to these proxies was 946,120.

    Mr. Hanson disclaims beneficial ownership of the shares of Common Stock as to which he has been granted proxies, including the shares of Common Stock of which the grantors of those proxies may acquire beneficial ownership in the next 60 days through the exercise of warrants, options, and other rights.

    B.   Purpose of the Transactions.

    Mr. Hanson's purpose in entering into the agreements described above and acquiring the shares of Common Stock and Warrants pursuant thereto is to acquire a significant equity position in the Company and to control the management, policies, and activities of the Company. In connection with such purchases, three of Mr. Hanson's nominees, including Mr. Hanson, were elected to the five-member Board of Directors of the Company as contemplated by the Stock Purchase Agreement between Mr. Hanson and the Company. Mr. Hanson believes that, as a result, he will have control over the management, policies, and activities of the Company at least until immediately after the first meeting of shareholders held after October 1, 1997 at which directors are elected.

    Mr. Hanson may determine to purchase or otherwise acquire additional shares of Common Stock or other equity securities of the Company by means of open-market or privately negotiated purchases, the exercise of some or all of the Warrants and/or the Options, or otherwise and may determine to sell or otherwise dispose of some or all of the shares of Common Stock that he now owns or may hereafter acquire. In addition, he may determine to sell or otherwise dispose of some or all of the Warrants or Options, to the extent that such securities may be sold, transferred, or otherwise disposed of.

    The amount, timing, and conditions of any such possible acquisition or disposition of any shares of Common Stock or other equity securities of the Company by Mr. Hanson will depend upon the continuing assessment by him of all relevant factors, including without limitation the following: the Company's business and prospects; economic conditions generally and in the telecommunications industry particularly; stock market and money market conditions; the availability and nature of opportunities to purchase or dispose of the securities of the Company owned by Mr. Hanson; the availability and nature of opportunities for Mr. Hanson to purchase additional securities of the Company; and other plans and requirements of Mr. Hanson. Mr. Hanson has no intentions or plans at the current time with respect to the purchase or sale of any shares of Common Stock, the Warrants, Options, or any other equity securities of the Company. Depending upon his assessment, from time to time, of the factors listed above, Mr. Hanson may change his present intentions as stated above.

    While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the Reporting Persons, identified in response to Item 2 of this Schedule 13D have any plans or proposals that relate to or would result in any of the following:

    (a) except as described above, the acquisition of additional securities of the Company, or the disposition of securities of the Company;

    (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (c) sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) except as described above, any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Company, other than the change in the number of authorized shares of Common Stock described above;

    (f) any other material change in the Company's business or corporate structure;

    (g) except as described above with respect to the proposed amendment to the Company's Certificate of Incorporation to increase the number of shares of Common Stock authorized, any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

    (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national security association;

    (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

    (j) any action similar to those enumerated above.

    ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

    (a), (b) The name, number of shares of Common Stock beneficially owned and percentage of all outstanding shares of Common Stock of each Reporting Person is as follows:

                                               Number of        Percentage of
    Name                                       Shares(1)         Class(2)
    ----                                       ---------         -----------

    Douglas H. Hanson(3)                     7,669,294             70.8%
    Roy J. Dimoff(4)                           363,739              5.4%
    Kevin R. Loud(5)                           466,600              7.0%
    Jim D. Welch(6)                            383,574              5.7%
    Christopher K. Phillips(7)                 373,000              5.6%
    Brian Dimoff(8)                            169,881              2.5%
    Paul B. Davis(9)                           243,600              3.6%
    Mike Mara(10)                              137,500              2.0%
    Monty Reagan(11)                            62,500              0.9%
    Tim Scanlon(12)                             62,500              0.9%
    Owen Scanlon(13)                            62,500              0.9%
    ------------------------                 -----------           -----

    Total of all such persons                7,790,794             71.3%

    (1) Unless otherwise noted, each person has sole voting and dispositive power over the shares listed opposite his name. For the purposes of the table and the inside cover pages indicating the beneficial ownership of each Reporting Person, shares of other members of the group have not been attributed to each member.

    (2) Shares of Common Stock that were not outstanding but that could be acquired by a person upon exercise of any option, warrant, or other right within the next 60 days are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. As of October 1, 1997, there were 6,708,229 shares of Common Stock outstanding.

    (3) Includes 1,500,000 shares beneficially owned directly by Mr. Hanson, 4,000,000 shares issuable upon exercise of the Warrants, and 2,169,294 shares as to which Mr. Hanson obtained the rights to vote pursuant to the two Shareholders' Voting Agreements and Irrevocable Proxies described in
    Item 4, above, and incorporated by reference as exhibits hereto.

    (4) Includes 360,739 shares owned directly by Mr. Dimoff and options to acquire 3,000 additional shares. Pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto, Mr.

    Dimoff has granted to Mr. Hanson an irrevocable proxy to vote 338,739 shares currently owned by him and all shares that may be acquired by him during the term of such agreement.

    (5) Includes 458,500 shares owned directly by Mr. Loud and options to acquire 8,100 additional shares. Mr. Loud has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (6) All shares are owned directly by Mr. Welch. Mr. Welch has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (7) All shares are owned directly by Mr. Phillips. Mr. Phillips has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (8) Includes 149,881 shares owned directly by Mr. Dimoff and options to acquire 20,000 additional shares. Pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto, Mr. Dimoff has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him and all shares that may be acquired by him during the term of such agreement.

    (9) Includes 112,500 shares owned directly by Mr. Davis and warrants to acquire 132,250 additional shares. Mr. Davis has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (10) Includes 75,000 shares owned directly by Mr. Mara and warrants to acquire 62,500 additional shares. Pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto, Mr. Mara has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him during the term of such agreement.

    (11) All shares are owned directly by Mr. Reagan. Mr. Reagan has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (12) All shares are owned directly by Mr. Scanlon. Mr. Scanlon has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (13) All shares are owned directly by Mr. Scanlon. Mr. Scanlon has granted to Mr. Hanson an irrevocable proxy to vote all shares currently owned by him or that may be acquired by him pursuant to, and in accordance with the terms, provisions, and limitations set forth in, a Shareholders' Voting Agreement and Irrevocable Proxy described in Item 4, above, and incorporated by reference as an exhibit hereto.

    (c) Transactions in the class of securities reported on herein that were effected in the last 60 days, other than those described above in Items 3 and 4, are shown in Exhibit B hereto, which is incorporated herein by this reference.

    (d) Except as set forth in Item 3 with respect to the pledge of the shares of Common Stock by Mr. Hanson, no other persons is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on herein.

    (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

    The information regarding the Stock Purchase Agreements, the Warrant Agreement, the Registration Agreement, and the Shareholders' Voting Agreements and Irrevocable Proxies set forth in Item 4 is incorporated in this Item 6 by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The following Exhibits are filed herewith:

    Exhibit A     Reporting Persons

    Exhibit B     Transactions in Common Stock Within the Past 60 Days

    Exhibit C     Joint Filing Agreement

    Exhibit D     Written agreements, contracts, arrangements, understandings, plans, or proposals relating to the borrowing of funds to finance the acquisition disclosed in Item 3(1)

    Exhibit E     Registration Agreement between Rocky Mountain Internet, Inc.
and Douglas H. Hanson, dated as of October 1, 1997(2)

    Exhibit F     Warrant Agreement between Rocky Mountain Internet, Inc. and
Douglas H. Hanson, dated as of October 1, 1997(3)

    Exhibit G     Shareholders' Voting Agreement and Irrevocable Proxy among
Douglas H. Hanson, Christopher K. Phillips, Jim D. Welch, and Kevin R. Loud, dated as of October 1, 1997(4)

    Exhibit H     Shareholders' Voting Agreement and Irrevocable Proxy among
Douglas H. Hanson, Brian Dimoff, Paul B. Davis, Mike Mara, Monty Reagan, Roy J. Dimoff, Tim Scanlon, and Owen Scanlon, dated as of October 1, 1997(5)

    Exhibit I Stock Purchase Agreement between Douglas H. Hanson and Rocky Mountain Internet, Inc., dated as of October 1, 1997(6)

    Exhibit J     Stock Purchase Agreement between Douglas H. Hanson and Roy J.
Dimoff, dated as of October 1, 1997(7)

    Exhibit K     Stock Purchase Agreement among Douglas H. Hanson, Christopher
K. Phillips, Jim D. Welch, and Kevin R. Loud, dated as of October 1, 1997(8)

-------------------------
(1)    To be filed by amendment.

(2) Incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(3) Incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(4) Incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(5) Incorporated by reference to Exhibit 4.11 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(6) Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(7) Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

(8) Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, dated October 6, 1997 (date of event reported: October 1,
1997).

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 1996                                 /s/ Douglas H. Hanson
                                                 ------------------------------
                                                 Douglas H. Hanson


                                                 /s/ Christopher K. Phillips
                                                 ------------------------------
                                                 Christopher K. Phillips


                                                 /s/ Jim D. Welch
                                                 ------------------------------
                                                 Jim. D. Welch


                                                 /s/ Kevin R. Loud
                                                 ------------------------------
                                                 Kevin R. Loud


                                                 /s/ Brian Dimoff
                                                 ------------------------------
                                                 Brian Dimoff


                                                 /s/ Paul B. Davis
                                                 ------------------------------
                                                 Paul B. Davis


                                                 /s/ Mike Mara
                                                 ------------------------------
                                                 Mike Mara


                                                 /s/ Monty Reagan
                                                 ------------------------------
                                                 Monty Reagan


                                                 /s/ Roy J. Dimoff
                                                 ------------------------------
                                                 Roy J. Dimoff


                                                 /s/ Tim Scanlon
                                                 ------------------------------
                                                 Tim Scanlon


                                                 /s/ Owen Scanlon
                                                 ------------------------------
                                                 Owen Scanlon

                                      EXHIBIT A

                                  Reporting Persons

1.     NAME: Douglas H. Hanson

2.     RESIDENCE OR BUSINESS ADDRESS:   1099 Eighteenth Street, 30th Floor,
Denver, CO  80202

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:    President,
Chief Executive Officer, and Chairman of the Board of Rocky Mountain Internet, Inc., an Internet service provider, 1099 Eighteenth Street, 30th Floor, Denver, CO 80202


1.     NAME: Christopher K. Phillips

2.     RESIDENCE OR BUSINESS ADDRESS:   4580 Star Ridge Drive, Colorado
Springs, CO 80916

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:     Owner,
Thunderbird Engineering & Consulting, Inc., an engineering, design, and consulting firm to Internet service providers, 4580 Star Ridge Drive, Colorado Springs, CO 80916


1.     NAME: Jim D. Welch

2.     RESIDENCE OR BUSINESS ADDRESS:     1326 Sorrento Road, Colorado
Springs, CO 80910

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:     Owner,
Maximum Performance, an Internet consulting firm, 1326 Sorrento Road,
Colorado Springs, CO 80910


1.     NAME: Kevin R. Loud

2.     RESIDENCE OR BUSINESS ADDRESS:   1099 Eighteenth Street, 30th Floor,
Denver, CO  80202

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:    Vice
President - Business Development and Secretary of Rocky Mountain Internet, Inc., an Internet service provider, 1099 Eighteenth Street, 30th Floor, Denver, CO 80202


1.     NAME: Brian Dimoff

2.     RESIDENCE OR BUSINESS ADDRESS:   1099 Eighteenth Street, 30th Floor,
Denver, CO  80202

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:    Vice
President - Customer Support Operations, Rocky Mountain Internet, Inc., an Internet service provider, 1099 Eighteenth Street, 30th Floor, Denver, CO 80202


1.     NAME: Paul B. Davis

2.     RESIDENCE OR BUSINESS ADDRESS:     5990 Greenwood Plaza Blvd.,
Englewood, CO 80111

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:     Account
Executive, Niediger, Tucker, Bruner, Inc., a securities broker-dealer, 5990 Greenwood Plaza Blvd., Englewood, CO 80111


1.     NAME: Mike Mara

2.     RESIDENCE OR BUSINESS ADDRESS:   1099 Eighteenth Street, 30th Floor,
Denver, CO  80202

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:    Vice
President - Commercial Sales, Rocky Mountain Internet, Inc., an Internet service provider, 1099 Eighteenth Street, 30th Floor, Denver, CO 80202


1.     NAME:  Monty Reagan

2.     RESIDENCE OR BUSINESS ADDRESS:     13789 West Kentucky Drive,
Lakewood, CO 80228

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:   Account
Manager, Accugraph, Inc., a software development company, 5822 Cromo Drive,
El Paso, TX 79912


1.     NAME: Roy J. Dimoff

2.     RESIDENCE OR BUSINESS ADDRESS:     2625 South Jay Way, Lakewood, CO
80227

3. PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:


1.     NAME: Tim Scanlon

2.     RESIDENCE OR BUSINESS ADDRESS:     6232 N. 32nd Street, Phoenix, AZ
85018

3. PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF

ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:     Account Executive,
Fox & Company Investments, Inc., a securities broker-dealer, 6232 N. 32nd St., Phoenix, AZ 85018


1.     NAME: Owen Scanlon

2.     RESIDENCE OR BUSINESS ADDRESS:     2525 E. Camelback Road, Suite 300,
Phoenix, AZ 85016

3.     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME, PRINCIPAL BUSINESS
AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:     Account
Executive, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 2525 E. Camelback Road, Suite 300, Phoenix, AZ 85016

                                      EXHIBIT B

Transactions effected within the past 60 days in common Stock of Rocky Mountain Internet, Inc.

                       Amount and type of
Date                   Securities Involved             Price per unit
------------------------------------------------------------------------

09-18-1997             Bought 9,000 shares of          $2.07
                       Common Stock

09-18-1997             Bought 10,000 Common Stock      $0-3/8
                       Purchase Warrants

09-18-1997             Bought 4,000 shares of          $0-3/8
                       Common Stock

10-09-1997             Bought 20,000 shares of         $2-7/8
                       Common Stock

                                      EXHIBIT C

                                JOINT FILING AGREEMENT



       JOINT FILING AGREEMENT (this "Agreement"), dated as of October 11, 1997, by and among Douglas H. Hanson, Christopher K. Phillips, Jim D. Welch, and Kevin
R. Loud, Brian Dimoff, Paul B. Davis, Mike Mara, Monty Reagan, Roy J. Dimoff, Tim Scanlon, and Owen Scanlon (collectively, the "Reporting Persons" and individually a "Reporting Person").

       WHEREAS, Douglas H. Hanson has entered into a Shareholders' Voting Agreement and Irrevocable Proxy with Messrs. Christopher K. Phillips, Jim D. Welch, and Kevin R. Loud, and a separate Shareholders' Voting Agreement and Irrevocable Proxy with Messrs. Brian Dimoff, Paul B. Davis, Mike Mara, Monty Reagan, Roy J. Dimoff, Tim Scanlon, and Owen Scanlon pursuant to which Messrs. Phillips, Welch, and Loud, in the one case, and Messrs. Brian Dimoff, Davis, Mara, Reagan, Roy J. Dimoff, Tim Scanlon, and Owen Scanlon, in the other case, granted to Mr. Hanson a proxy to vote all shares of common stock, $0.001 par value per share (the "Common Stock") of Rocky Mountain Internet, Inc., a Delaware corporation (the "Company") owned by them as of the date of such agreements, or thereafter acquired, pursuant to the terms and subject to the conditions set forth in the respective agreements executed by them; and

       WHEREAS, the parties hereto constitute a "group" with respect to the beneficial ownership of the Common Stock subject to the separate Shareholders' Voting Agreements and Irrevocable Proxies for purposes of Rule 13d-1 and
Schedule 13D promulgated by the Securities and Exchange Commission.

       NOW, THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged, the parties hereto agree as follows:

       1. The parties hereto shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the Common Stock (the "Reporting Group Schedule 13D"), and the Reporting Group Schedule 13D shall be filed on behalf of each of them.

       2. Each party hereto shall be responsible for the timely filing of the Reporting Group Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he knows or has reason to believe that such information is inaccurate.

       3. This Agreement shall continue unless terminated by any party hereto.

       4. Douglas H. Hanson and Jeffrey A. Bartholomew, Esq. shall be designated as the persons authorized to receive notices and communications with respect to the Reporting Group Schedule 13D and any amendments thereto.

       5. Each party shall promptly notify the other members of the "group" if any of the information set forth in the Reporting Group Schedule 13D or any amendments thereto is or becomes inaccurate in any material respect or if said party learns of information that would require an amendment to the Reporting Group Schedule 13D.

       6. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                   /s/ Douglas H. Hanson
                                   ---------------------------------------
                                   Douglas H. Hanson


                                   /s/ Christopher K. Phillips
                                   ---------------------------------------
                                   Christopher K. Phillips


                                   /s/ Jim D. Welch
                                   ---------------------------------------
                                   Jim. D. Welch


                                   /s/ Kevin R. Loud
                                   ---------------------------------------
                                   Kevin R. Loud


                                   /s/ Brian Dimoff
                                   ---------------------------------------
                                   Brian Dimoff


                                   /s/ Paul B. Davis
                                   ---------------------------------------
                                   Paul B. Davis


                                   /s/ Mike Mara
                                   ---------------------------------------
                                   Mike Mara


                                   /s/ Monty Reagan
                                   ---------------------------------------
                                   Monty Reagan


                                   /s/ Roy J. Dimoff
                                   ---------------------------------------
                                   Roy J. Dimoff


                                   /s/ Tim Scanlon
                                   ---------------------------------------
                                   Tim Scanlon


                                   /s/ Owen Scanlon
                                   ---------------------------------------
                                   Owen Scanlon